                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                           Triant Technologies Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Shares
________________________________________________________________________________
                        (Title of Class of Securities)


                                  895939 10 6
        _______________________________________________________________
                                (CUSIP Number)


                               Joseph J. Sweeney
                            Applied Materials, Inc.
                   3050 Bowers Avenue, Santa Clara, CA 95054
                                (408) 727-5555
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 13, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act

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

CUSIP NO. 895939 10 6
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Applied Materials, Inc.
      941655526
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,476,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,476,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0
------------------------------------------------------------------------------

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,476,500 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

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

ITEM 1.   SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to common shares of Triant Technologies Inc., a British Colombia company ("Triant"). The principal executive offices of Triant are located at 20 Townsite Road, Nanaimo, British Columbia, V9S 5T7.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Applied Materials, Inc., a Delaware corporation ("Applied Materials"). Applied Materials is a Fortune 500 global growth company and the world's largest supplier of wafer fabrication systems and services to the global semiconductor industry.

     (b) The address of the principal office and principal business of Applied Materials is 3050 Bowers Avenue, Santa Clara, California 95054.

     (c) Set forth in Schedule I to this Amendment No. 1 to Schedule 13D is the name and present principal occupation or employment of each of Applied Materials' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Applied Materials nor, to Applied Materials' knowledge, any person named in Schedule I to this Amendment No. 1 to Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Applied Materials nor, to Applied Materials' knowledge, any person named in Schedule I to this Amendment No. 1 to Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of Applied Materials named in Schedule I to this Amendment No. 1 to Schedule 13D are citizens of the United States, except for Dan Maydan, who is also a citizen of Israel, Tsuyoshi Kawanishi, who is a citizen of Japan, and Stan Shih, who is a citizen of Taiwan (Republic of China).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to that certain Private Placement Agreement, dated June 15, 1999 (the "Private Placement Agreement"), Applied Materials purchased 2,738,250 units ("Units") of Triant, each Unit comprised of one common share ("Share") and one non-transferable common share purchase warrant ("Warrant"), at a price of approximately US $.548 (Cn $.80) per Unit for an aggregate purchase price of US $1,500,000 (Cn $2,190,600). Each Warrant entitles Applied Materials to purchase one common share in the capital of the company (a "Warrant Share") for a term of two years at a price of approximately US $.548 (Cn $.80) in the first year and a price of approximately US $.822 (Cn $1.20) in the second year. On June 13, 2000, Applied Materials exercised all of the Warrants at US $.548 (Cn $.80) per Warrant Share, thereby acquiring an additional 2,738,250 Shares.

The source of Applied Materials' consideration for the Units under the Private Placement Agreement and for the exercise of the Warrants was working capital. Applied Materials did not purchase any of the Shares or Warrants with borrowed funds.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the purchase of the Units and the exercise of the Warrants by Applied Materials was investment. Applied Materials may make additional purchases of the Issuer's securities or may sell some or all of the Issuer's securities, as applicable, in each case subject to compliance with applicable federal and state securities laws.

Except as set forth herein, Applied Materials does not have any plan or proposal relating to, or which would result in, any event described in (a) through (j) of the instructions to this Item 4.

Pursuant to the Private Placement Agreement, Applied Materials is entitled to purchase its pro rata share of any additional equity securities issued by the Issuer in the future, subject to certain exceptions.

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

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) The approximate percentage of Common Shares beneficially owned by Applied Materials is based upon 27,048,925 Common Shares outstanding as of May 31, 2000.

     Applied Materials has sole voting power and sole dispositive power over the Common Shares acquired pursuant to the Private Placement Agreement and upon exercise of the Warrants.

     To Applied Materials' knowledge, no Common Shares are beneficially owned by any of the persons named in Schedule I to this Amendment No. 1 to Schedule 13D, except for such beneficial ownership, if any, arising from the Private Placement Agreement and upon exercise of the Warrants.

     (c) Applied Materials has not been a party to any transaction in the Common Shares in the last 60 days.

     (d) Applied Materials does not know of any other person that has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Common Shares.

     (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Applied Materials' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Triant, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.


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

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 13, 2000          APPLIED MATERIALS, INC.



                              By: /s/ Barry Quan
                                 ______________________________
                                 Barry Quan
                                 Vice President, Legal Affairs

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

                                  SCHEDULE I

        EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF APPLIED MATERIALS

NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
----                     ----------------------------------

James C. Morgan          Director, Chairman of the Board and Chief
                         Executive Officer, Applied Materials, Inc.

Dan Maydan               Director and President, Applied Materials, Inc.

Joseph R. Bronson        Senior Vice President, Chief Financial Officer and
                         Chief Administrative Officer, Applied Materials, Inc.

Sasson Somekh            Senior Vice President, Applied Materials, Inc.

David N.K. Wang          Senior Vice President, Applied Materials, Inc.


All individuals named in the above table are employed by Applied Materials, Inc. The address of Applied Materials' principal executive office is 3050 Bowers Avenue, Santa Clara, California 95054.

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

                            SCHEDULE I (CONTINUED)

                  NON-EMPLOYEE DIRECTORS OF APPLIED MATERIALS

                                      PRINCIPAL OCCUPATION                  NAME AND ADDRESS OF CORPORATION OR
NAME                                     OR EMPLOYMENT                     OTHER ORGANIZATION IN WHICH EMPLOYED
------------------------           ---------------------------             ------------------------------------
Michael H. Armacost                President                               The Brookings Institution
                                                                           1775 Massachusetts Avenue, N.W.
                                                                           Washington, D.C.  20036-2188

Deborah A. Coleman                 Chairman                                Merix Corporation
                                   and Chief Executive Officer             1521 Poplar Lane
                                                                           Forest Grove, OR  97116

Herbert M. Dwight, Jr.             Retired

Philip V. Gerdine                  Retired

Tsuyoshi Kawanishi                 Senior Advisor                          Toshiba Corporation
                                                                           1-1-1 Shibaura
                                                                           Minato-ku, Tokyo 105 Japan

Paul R. Low                        Chief Executive Officer                 P.R.L. Associates
                                                                           c/o Applied Materials, Inc.
                                                                           3050 Bowers Avenue
                                                                           Santa Clara, CA  95054

Steven L. Miller                   Chairman, President and                 Shell Oil Company
                                   Chief Executive Officer                 One Shell Plaza
                                                                           P.O. Box 2463
                                                                           Houston, TX  77252-2463

Stan Shih                          Chairman                                The Acer Group
                                   and Chief Executive Officer             21F, 88, Sec 1, Hsin Tai Wu Road
                                                                           Hsichih, Taipei Hsien 221
                                                                           Taiwan, R.O.C.

Alfred J. Stein                    Chairman                                VLSI Technology, Inc.
                                   and Chief Executive Officer             1109 McKay Drive
                                                                           San Jose, CA  95131

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